April 17, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Benjamin Holt
Catherine De Lorenzo

Re:	Acceleration Request of National Healthcare Properties, Inc.
Registration Statement on Form S-11 (File No. 333-294895)
CIK No. 0001561032
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, National Healthcare Properties, Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on April 21, 2026, or as soon thereafter as practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, by telephoning Christian G. Kurtz at (646) 478-1402.
Thank you for your attention to this matter.
Very truly yours,
NATIONAL HEALTHCARE PROPERTIES, INC.

By:	/s/ Michael Anderson
Michael Anderson
Chief Executive Officer and President

cc:	Jie Chai National Healthcare Properties, Inc.

Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP